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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50270

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING MAY 1, 2008 (MM/DD/YY) AND ENDING APRIL 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FERGHANA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE
(No. and Street)

NEW YORK	NEW YORK	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM J. KRIDEL, JR. (212) 968-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name – *if individual, state last, first, middle name*)

295 MADISON AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 29 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/3/09

OATH OR AFFIRMATION

I, WILLIAM J. KRIDEL, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FERGHANA SECURITIES, INC., as of APRIL 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

CARMEN CORDERO
Notary Public - State of New York
NO. 01CO6191007
Qualified in Kings County
My Commission Expires 08/18/2012

William J Kridel Jr
Signature

PRESIDENT
Title

Carmen Cordero
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOX & JURAN
CERTIFIED PUBLIC ACCOUNTANTS
295 MADISON AVENUE
NEW YORK, N.Y. 10017
TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

To The Stockholder

Ferghana Securities, Inc.

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Ferghana Securities, Inc. as of April 30, 2009 that you are filing pursuant to rule 17a5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ferghana Securities, Inc. as of April 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

Fox & Juran

New York, New York

June 9, 2009

FERGHANA SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2009

ASSETS

Cash and cash equivalents		$ 132,515

LIABILITIES AND STOCKHOLDER'S EQUITY

Account payable - related party	$ 24,000	
Accrued expenses	5,445	
TOTAL LIABILITIES		$ 29,445
STOCKHOLDER'S EQUITY:		
Common stock $1 par value; authorized 1,000 shares; 1 share issued and outstanding	$ 1	
Additional paid in capital	13,950	
Retained earnings	89,119	
TOTAL STOCKHOLDER'S EQUITY		103,070
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 132,515

See Notes to Financial Statements

FERGHANA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2009

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION:

Ferghana Securities, Inc. (The Company) a wholly owned subsidiary of Ferghana Partners Inc., was formed in Delaware on April 22, 1997. The Company is Broker Dealer registered with Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission (SEC).

REVENUES:

The Company provides investment banking services to the global Healthcare and Chemicals Sectors for Equity Financing Transactions. Revenues are recorded on the accrual basis when earned.

CASH AND CASH EQUIVALENTS:

Financial instruments that potentially subject the company to credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company maintains cash and cash equivalents with commercial banks and other financial institutions. At times, such amounts might exceed Federal Deposit Insurance Corporations ("FDIC") limits.

SIGNIFICANT CREDIT RISK AND ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

INCOME TAXES:

The Company and its parent Ferghana Partners Inc. file consolidated Federal, State and City income tax returns. As a result, the Company pays its Federal, State and City income tax provision to its parent.

2. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

3. INCOME TAXES

The Company and its parent have net operating loss carryforward available to offset future taxable income. Based on the Company's losses and the uncertainty of future taxable income, it is not possible to determine whether any future tax benefits will be realized.

4. RELATED PARTY TRANSACTIONS

The Company is allocated a monthly cost of $12,000 for salaries, share of office space, bookkeeping and general overhead. As of April 30, 2009, the Company owed $24,000 to its parent.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule 15c3-1 which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2009, the Company had net capital and aggregate indebtedness of $ 103,070 and $ 29,445, respectively. The net capital ratio was .0286 to 1 or 28.6% compared to a maximum allowable percentage of 1500%. Net capital exceeded requirements by $98,070.

6. GOING CONCERN

Management is aware that the Company has not generated sufficient revenues to maintain a profitable entity and without additional capital it would not have adequate cash to continue operations. Management has received assurances from its parent that additional capital will be infused into the Company as well as reducing its monthly overhead charges to the Company until the Company's revenues increase sufficiently to support its operations. No adjustments were made to the financial statements.

FERGHANA SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2009